

November 21, 2013

Via E-mail
James J. Malerba
Corporate Controller and Chief Accounting Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

> **Re: State Street Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 1-07511**

Dear Mr. Malerba:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   On page 2 of your 10-K you refer to your operations in the Middle East, a region that includes Syria. We are aware of an article published in June 2010 indicating that you had plans to launch in areas including Syria. Syria is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, if any, whether through subsidiaries, affiliates, partners, customers, agent banks or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to or received from Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Syrian government or entities it controls.

2.   Please discuss the materiality of any contacts with Syria described in response to the

foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

3.   We are aware of an August 2012 article reporting that Standard Chartered Plc ("Standard Chartered") engaged in secret transactions with the Iranian government over a period of 10 years. The article describes Standard Chartered as your agent bank upon which you have extensive operating reliance, and indicates that your relationship with Standard Chartered could expose you to reputational damage and could negatively impact your relationship with clients. Iran is designated by the Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please discuss for us your reported relationship with Standard Chartered and the potential for Standard Chartered's reported relationship with the Iranian government to have an adverse impact upon your reputation and share value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
       Assistant Director
       Division of Corporation Finance

       Jeffrey N. Carp
       Executive Vice President and Chief Legal Officer
       State Street Corporation